Exhibit 99.2
IFRS INR Press Release

Infosys Announces Results for the Quarter ended June 30, 2012

Q1 Revenues grew by 28.5% Year on Year

Bangalore, India – July 12, 2012

Highlights

Consolidated results under International Financial Reporting Standards (IFRS) for the quarter ended June 30, 2012
  Revenues were 9,616 crore for the quarter ended June 30, 2012; YoY growth was 28.5%
  Net profit after tax was 2,289 crore for the quarter ended June 30, 2012; YoY growth was 32.9%
  Earnings per share (EPS) was 40.06 for the quarter ended June 30, 2012; YoY growth was 32.9%
Other highlights:
  51 clients were added during the quarter by Infosys and its subsidiaries
  Gross addition of 9,236 employees (net addition of 1,157) for the quarter by Infosys and its subsidiaries
  1,51,151 employees as on June 30, 2012 for Infosys and its subsidiaries
“Our focus on Infosys 3.0 and building tomorrow’s enterprise coupled with disciplined execution will help us deliver high-quality growth, despite challenges seen in the global economic situation resulting in slower IT spends by large corporations,” said S. D. Shibulal, CEO and Managing Director.

Business outlook*

The company’s outlook (consolidated) for the fiscal year ending March 31, 2013, under International Financial Reporting Standards (IFRS), is as follows:
  Revenues are expected to be at least 40,364 crore; YoY growth of 19.7%
  Earnings per share (EPS) is expected to be at least 166.46; YoY growth of 14.4%
* Conversion 1 US$ = 55.00 for rest of fiscal 2013

Awards and Recognition

Infosys was recognized by analysts, industry bodies and other influencers in the last quarter
  Infosys and British Telecom jointly won the prestigious Global Telecoms Business Innovation Award 2012 under the Business Service Innovation category.
  The Infosys - RioTinto relationship won the Outsourcing Excellence Award, for Best New Process/Application from Outsourcing Center, an Alsbridge company.
  We were awarded the Pegasystems Excellence in Solution Development Award for a best-in-class insurance service delivery platform.
  Spirit AeroSystems recognized Infosys with the Platinum Award for consistent high-quality engineering services.
  We received the 2012 IT Partner of the Year Award from Analog Devices, a global leader in high-performance semiconductors for signal processing applications.
  The Asian Banker Technology Implementation Awards 2012 saw Finacle™ along with DBS Bank winning the Best Core Banking Implementation for Regional and International Banks Award.
  Another Finacle™ client, ING Vysya Bank won the Best Corporate Internet Banking Initiative Award.
  Finacle™ also won joint first place in the Core Banking Technology Provider of the Year category at The Banker’s Innovation in Banking Technology Awards, 2012.
  We have been identified as one of the top 25 performers in the Caring for Climate Initiative by UN Global Compact and UN Environment Program.
  We have also been recognized as an innovation leader in India in KPMG’s 2012 Global Technology Innovation Survey.
Expansion of services and significant projects

Infosys is focused on delivering measurable business value to clients - be it initiating transformational process changes, accelerating innovation or optimizing operations

Consulting and Systems Integration

A processed and packaged goods food company has engaged us in a SAP advanced planning optimizer (APO) project to support its growth strategy by improving supply chain visibility, reducing cost and inventory, and increasing speed and agility to meet dynamic market demands. We are creating and implementing a roadmap for the online business for a retailer, designed to make it competitive in the rapidly growing e-commerce industry.

We were selected by a European energy trading house to develop and implement a capability platform strategy, designed to manage a dynamic business environment, improve competitiveness and reduce time-to-market. We have been selected as the strategic partner to implement the Oracle Product Management suite for a Middle Eastern food control authority to automate processes leading to faster response time, predictability and cost control.

A business real estate developer in the Asia Pacific (APAC) region has engaged us to define its IT outsourcing strategy and structure its IT shared services functions. For a mobile virtual network operator (MVNO) in UK, we are managing its e-commerce platform and will drive all future enhancements towards improving customer experience and increasing revenue share through the online channel. An automotive infotainment manufacturer partnered with us to streamline its sales, procurement and finance processes across various subsidiaries by providing new enterprise resource planning (ERP) solutions.

Business IT Services

For a large financial corporation, we are implementing a single sign-on solution for its commercial banking customers, providing simplified access to all commercial banking applications through a unified portal, enabling improved and superior customer experience. A luxury retailer has engaged us to work with its supply chain business team for the global classification of its products, free trade agreement planning, and bill of material analysis to reduce duties on international shipments. A managed network services company partnered with us to transform its service assurance platform to provide a flexible, scalable and high performance solution to serve end-customers.

We have been selected by a Middle Eastern travel house to help overhaul its IT systems to bring in greater operational efficiencies and enhance customer experience. An electricity and natural gas provider partnered with us to lower costs, automate and improve its helpdesk processes by introducing new technology and processes. An Australian water utility has engaged us to review its off-contract spends in the areas of maintenance, repairs and overhauls across 30 sites to develop a procurement plan that will identify key areas of spend suitable for sourcing activities and, in turn, enable considerable savings. A dairy company in Australia selected us to implement a significant procurement cost savings program covering a wide range of direct and indirect procurement categories including packaging, contract labor and maintenance related consumables.

Infosys Public Services

We are partnering with healthcare and public sector organizations in the U.S. and Canada to help them leverage the potential of technology to derive business value

A Blue Cross Blue Shield Plan is working with us to develop and maintain its benefits and services portal to configure custom health plans, streamline service delivery, and improve customer engagement as part of its strategic multi-year program to transform enterprise product processes. Another Blue Cross Blue Shield Plan selected our iTransformTM Payout Simulator product and engaged us to perform end-to-end International Statistical Classification of Diseases and Related Health Problems, 10th Revision (ICD-10) testing including benefit and financial neutrality for its ICD-10 compliance program mandated by the U.S. government.

Municipal government authorities of a North American city engaged us to conduct a security threat and risk assessment of the Voice-over-IP (VoIP) solution for its unified communication initiative to ensure compliance with various security standards. We are part of a contractor team supporting on-site IT infrastructure management and consolidation efforts including enterprise service oriented architecture (SOA) implementation and server optimization for a federal U.S. agency.

Engineering Services

Infosys provides a wide range of engineering solutions, ranging from product ideation to realization and sustenance. With 9,000 engineers working with more than 200 clients in over 30 countries, we offer engineering and technology services to support our clients’ entire product lifecycle.

A European telecom company has partnered with us to implement its next generation security platform on niche technologies such as Internet Protocol version 6 (IPV6). A semiconductor major chose us for the development, integration and validation of its firmware solution built on the next generation tablet and smartphone platforms.

An auto and truck parts supplier has partnered with us for the concept design of its future engines, sub-systems and accelerating new product development. A supplier of interconnect components and cables has selected us to define, select, plan and implement its future product lifecycle management systems, to accelerate its product development process. A leader in helicopter transportation services has partnered with us to standardize and enhance its disparate technical publication systems spread across the globe and improve its performance.

An aero engine manufacturer has engaged us to implement a simulation data management system. A North American insurance company has selected us to upgrade its enterprise telephony infrastructure and enhance the stability, scalability, infrastructure availability to customers. An automotive original equipment manufacturer (OEM) partnered with us to automate the testing of its gasoline engine control systems with recommendations on architectural improvement, mathematical modeling and software tools.

Products, Platforms and Solutions

This quarter we added 10 clients (three products and seven platforms) across Products and Platforms. We also unveiled Infosys BrandEdge™ in partnership with Fabric, a WPP company. This first-of-its-kind comprehensive cloud-based offering, simplifies digital marketing by bringing together integrated marketing and technology expertise on a single unified platform.

Infosys SocialEdge™ is being utilized by a U.S. high-tech manufacturing company to build the next generation employee collaboration platform to increase workforce productivity, enable co-creation and drive innovation across different departments. A consumer packaged goods company has selected Infosys TradeEdge™ to improve data collection from distributors, retailers etc. The platform will use this data to help plan production, distribution and other aspects of the supply chain.

Finacle™

Finacle™ our universal banking solution continued to grow this quarter with 10 wins in the last three months. Of this, five were from Europe, Middle East and Africa (EMEA) and five were from the Asia-Pacific (APAC) region. Of the nine client projects that went live, six were in EMEA while the other three were in the APAC region.

This quarter we launched the Finacle™ Digital Commerce Solution, which leverages the power of digital money to unlock new revenue streams, extend distribution reach and foster customer loyalty for financial institutions, telecom service providers and retailers. The solution has been selected by Standard Bank to drive agency banking and increase financial service efficiency across Africa.

Cloud

We continue to grow our cloud business and have executed over 150 engagements and have 3,000 experts in our cloud practice

Over the last quarter, we won over 20 programs across cloud services, Big Data and Security. We continue to strengthen our value proposition for clients by being a cloud Ecosystem Integrator and working with over 30 partners. We have been selected as the sole sourced partner for cloud strategy and Big Data infrastructure for a North American manufacturer, providing architecture consulting, roadmap and best practices to enable an industry class cloud deployment on a public cloud for an information services platform. As part of the engagement, we will also devise a Big Data strategy and roadmap for the client.

A gaming company in North America has partnered with us to build a new state-of-the-art Big Data consolidated architecture for its games portfolio. A transportation major in North America has engaged us to re-host its mainframe applications and migrate multiple applications onto a private cloud. We were also selected to re-host mainframe applications on a private cloud for an apparel retailer.

Enterprise Mobility

The Infosys Enterprise Mobility practice continues to gain traction in the marketplace with over 150 engagements, 200 application roll-outs, 60 clients and over 1,200 Mobility professionals and experts serving our customers

In the last quarter, Enterprise Mobility won over 10 engagements across areas of workforce productivity, field sales and enablement, supply chain, mobile commerce and guided selling. A U.S. based aerospace major partnered with us to create a mobile-based sales and marketing solution to provide product information on the move, thereby helping its sales force create a better visual experience for potential customers.

A manufacturer of industrial products selected us to create a mobile-based product ordering solution for its resellers and distributors to manage demand forecasting and replenish stocks in real time. For a South African bank, we are creating a tablet-based solution on Infosys intellectual property (IP) – the Guided Sales solution, to help its sales staff customize and sell financial products to its customers. For a personal benefits and human resource (HR) management company, we are enhancing employee productivity by enabling Information System applications on the mobile, resulting in an efficient sales force and additional revenue through superior sales efficiency.

We have been engaged by a pharmaceutical major to define and implement an enterprise wide mobile strategy and roadmap, accelerating the rollout of mobile applications and thereby offer greater benefits to its field force, customers, healthcare providers and patients. For an American logistics major, we are working on enterprise-wide mobile applications that provide real-time information about trains and tracks to optimize traffic across various railroad routes.

Patents

During the first quarter, Infosys applied for 36 patent applications in India and the U.S. With this, Infosys has an aggregate of 507 unique patent applications (pending) in India, U.S.and other jurisdictions and has been granted 50 patents by the United States Patent and Trademark Office and 1 patent by Luxembourg patent office.

Liquidity

As on June 30, 2012, cash and cash equivalents, including investments in available-for-sale financial assets, certificates of deposits and government bonds was 20,596 crore( 16,969 crore as on June 30, 2011).

“Global currency volatility continues to be a big challenge for the industry,” said V. Balakrishnan, Member of the Board and Chief Financial Officer. “We are making the right investments balancing the short-term needs with long-term opportunities.”

About Infosys Ltd

Many of the world’s most successful organizations rely on the 1,51,000 people of Infosys to deliver measurable business value. Infosys provides business consulting, technology, engineering and outsourcing services to help clients in over 30 countries build tomorrow’s enterprise.

For more information about Infosys (NASDAQ: INFY), visit www.infosys.com

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2012 and on Form 6-K for the quarter ended June 30, 2011 September 30, 2011 and December 31, 2011.These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact

Investor Relations	Avishek Lath, India +91 (80) 4116 7744 avishek_lath@infosys.com	Sandeep Mahindroo, US +1 (646) 254 3133 sandeep_mahindroo@infosys.com
Media Relations	Sarah Vanita Gideon, India +91 (80) 4156 4998 Sarah_Gideon@infosys.com	Danielle D’Angelo, USA +1 (510) 859 5783 Danielle_Dangelo@infosys.com

Infosys Limited and subsidiaries

Consolidated Balance Sheets as of
(In  crore except share data)
	June 30, 2012	March 31, 2012
ASSETS
Current assets
Cash and cash equivalents	18,031	20,591
Available-for-sale financial assets	2,161	32
Investment in certificates of deposit	354	345
Trade receivables	6,899	5,882
Unbilled revenue	2,011	1,873
Prepayments and other current assets	1,753	1,523
Total current assets	31,209	30,246
Non-current assets
Property, plant and equipment	5,614	5,409
Goodwill	1,018	993
Intangible assets	179	173
Available-for-sale financial assets	6	12
Investment in government bonds	50	-
Deferred income tax assets	330	316
Income tax assets	1,052	1,037
Other non-current assets	116	162
Total non-current assets	8,365	8,102
Total assets	39,574	38,348
LIABILITIES AND EQUITY
Current liabilities
Trade payables	42	23
Derivative financial instruments	272	42
Current income tax liabilities	1,410	1,054
Client deposits	12	15
Unearned revenue	771	545
Employee benefit obligations	567	498
Provisions	148	133
Other current liabilities	2,488	2,456
Total current liabilities	5,710	4,766
Non-current liabilities
Deferred income tax liabilities	58	12
Other non-current liabilities	119	109
Total liabilities	5,887	4,887
Equity
Share capital- 5 par value 60,00,00,000 equity shares authorized, issued and outstanding 57,13,96,851 and 57,13,96,401, net of 28,33,600 treasury shares each, as of June 30, 2012 and March 31, 2012, respectively	286	286
Share premium	3,089	3,089
Retained earnings	29,979	29,816
Other components of equity	333	270
Total equity attributable to equity holders of the company	33,687	33,461
Non-controlling interests	–	–
Total equity	33,687	33,461
Total liabilities and equity	39,574	38,348

Infosys Limited and subsidiaries

Consolidated Statements of Comprehensive Income
(In crore except share and per equity share data)
	Three months ended June 30, 2012	Three months ended June 30, 2011
Revenues	9,616	7,485
Cost of sales	5,810	4,577
Gross profit	3,806	2,908
Operating expenses:
Selling and marketing expenses	469	398
Administrative expenses	644	558
Total operating expenses	1,113	956
Operating profit	2,693	1,952
Other income, net	476	443
Profit before income taxes	3,169	2,395
Income tax expense	880	673
Net profit	2,289	1,722
Other comprehensive income
Fair value changes on available - for-sale financial asset, net of tax effect	(5)	(1)
Exchange differences on translating foreign operations	68	28
Total other comprehensive income	63	27
Total comprehensive income	2,352	1,749
Profit attributable to:
Owners of the company	2,289	1,722
Non-controlling interest	–	–
	2,289	1,722
Total comprehensive income attributable to:
Owners of the company	2,352	1,749
Non-controlling interest	–	–
	2,352	1,749
Earnings per equity share
Basic ()	40.06	30.14
Diluted ()	40.06	30.14
Weighted average equity shares used in computing earnings per equity share
Basic	57,13,96,551	57,13,33,499
Diluted	57,13,98,141	57,13,96,376

NOTE:
1. The audited Consolidated Balance sheets and Consolidated Statements of Comprehensive Income for the three months ended June 30, 2012 has been taken on record at the Board meeting held on July 12, 2012.
2. A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com